

Mail Stop 3030

June 29, 2016

<u>Via E-mail</u>
Mr. Heath Mitts
Senior Vice President and Chief Financial Officer
IDEX Corporation
1925 West Field Court
Lake Forest, Illinois 60045

>   **Re: IDEX Corporation**
>   **Form 10-K for the Fiscal Year Ended December 31, 2015**
>   **Filed February 19, 2016**
>   **Form 8-K Filed January 28, 2016**
>   **Form 8-K Filed April 19, 2016**
>   **File No. 001-10235**

Dear Mr. Mitts:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 8-K Filed January 28, 2016</u>

1. We see that you present Adjusted Operating Margin, Adjusted EPS, Free Cash Flow, Adjusted Net Income and Adjusted EBITDA on the first page of your earnings release without also presenting the comparable GAAP measures with equal or greater prominence, as required by Item 10(e)(1)(i)(A) of Regulation S-K, which is inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases.

Form 8-K Filed April 19, 2016

2. We see you present the non-GAAP measure Free Cash Flows in the highlights section of your earnings release without also presenting the comparable GAAP measures with equal or greater prominence, which is inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review that guidance when preparing future earnings releases. See also Item 10(e)(1)(i)(A) of Regulation S-K.

3. Revise future earnings releases to clearly define your use of the term "organic."

4. We note that in Table 2 of your earnings release you reconcile segment EBITDA to segment operating income and not to net income, which is inconsistent with the guidance in Question 103.02 of the Updated Compliance and Disclosure interpretations issued on May 17, 2016. Please review that guidance when preparing your future filings and earnings releases.

5. Please refer to the table presented on the final page of your earnings release. In future earnings releases provide a reconciliation of the net sales and operating income segment amounts presented in this table to the consolidated amounts in your statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or me at (202) 551-3676 with any questions. You may also reach Martin James, the Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery